SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

 FORM 12b-25

NOTIFICATION OF LATE FILING

  [  ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB  [ ] Form N-SAR

  For the Period Ended: September 30, 2002.

  [ ] Transition Report on Form 10-KSB

  [ ] Transition Report on Form 10-QSB

  [ ] Transition Report on Form 20-F

  [ ] Transition Report on Form N-SAR

  [ ] Transition Report on Form 11-K

  For the Transition Period Ended:

  Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                  PART I - REGISTRANT INFORMATION

  Full Name of Registrant: Providential Holdings, Inc.

  Former Name, if Applicable:   N/A

  Address of Principal Executive Office (Street and Number):

    8700 Warner Avenue

    Fountain Valley, California 92708

                PART II - RULES 12b-25 (b) AND (c)

  If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject Quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

  [  ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

PART III - NARRATIVE

  The Registrant is in the process of compiling information for the quarterly period ended September 30, 2002 for the Form 10-QSB, all of which information has not yet been received as there have been several share issuances and creditor compromises in the intervening period.

PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification:

  Chris Dieterich, Esq.: (310) 312-6888.

  (2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

  [X] Yes [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [X] Yes [ ] No

  The Registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

  Providential Holdings, Inc.

  /s/ Henry Fahman

    Henry Fahman

    Providential Holdings, Inc.
    8700 Warner Avenue
    Fountain Valley, California 92708
    (714) 849-1503

  Dated: November 12, 2002

  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).